Exhibit 1

OPTION PURCHASE AGREEMENT

AGREEMENT (the “Agreement”) made this 20th day of October 2010 by and between                      (the “Optionee”)  and Callisto Pharmaceuticals, Inc. (the “Holder”).

W I T N E S S E T H:

WHEREAS, the Holder currently holds 44,590,000 shares of common stock (the “Shares”) of Synergy Pharmaceuticals, Inc. (the “Company”); and

WHEREAS, the Optionee is willing to give the Holder $100,000 in cash in return for an option to purchase 2,000,000 Shares of the Company from the Holder;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto hereby agree as follows:

1.             Option Agreement.

1.1           In exchange for $100,000 from Optionee, the Holder agrees to enter into the Option Agreement attached hereto as Exhibit A pursuant to which Optionee shall have the option to acquire up to 2,000,000 Shares of the Company at a purchase price of $2.45 share at any time during the period from the date of the Option Agreement until (i) October 20, 2012 with respect to 1,000,000 Shares and (ii) October 20, 2015 with respect to 1,000,000 Shares.

1.2           Optionee shall wire $100,000 to the Holder pursuant to wire instructions provided to Optionee by Holder.  Upon confirmation that wire has been received, Holder shall enter into the Option Agreement.

2.             No Waiver.  The failure of any of the signatories hereto to enforce any provision hereof on any occasion shall not be deemed to be a waiver of any preceding or succeeding breach of such provision or any other provision.

3.             Entire Agreement.  This Agreement constitutes the entire agreement and understanding of the signatories hereto and no amendment, modification or waiver of any provision herein shall be effective unless in writing, executed by the party charged therewith.

4.             Governing Law.  This Agreement shall be construed, interpreted and enforced in accordance with and shall be governed by the laws of the state of New York without regard to the principals of conflicts of laws.

5.             Binding Effect.  This Agreement shall bind and inure to the benefit of the parties, their successors and assigns.

6.             Notices.  Any notice or other communication under the provisions of this Agreement shall be in writing, and shall be given by postage prepaid, registered or certified mail,

return receipt requested, by hand delivery with receipt acknowledged, or by a recognized overnight courier service, directed to the Optionee and Holder, or to any new address of which any party hereto shall have informed the others by the giving of notice in the manner provided herein.  Such notice or communication shall be effective if  mailed, four (4) days after it is mailed.

7.             Unenforceability; Severability.  If any provision of this Agreement is found to be void or unenforceable by a court of competent jurisdiction, then the remaining provisions of this Agreement, shall, nevertheless, be binding upon the parties with the same force and effect as though the unenforceable part had been severed and deleted.

8.             No Third Party Rights.  the representations, warranties and other terms and provisions of this Agreement are for the exclusive benefit of the parties hereto, and no other person shall have any right or claim against any party by reason of any of those terms and provisions or be entitled to enforce any of those terms and provisions against any party.

9.             Counterparts.  This Agreement may be executed in counterparts, all of which shall be deemed to be duplicate originals.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

OPTIONEE:

[NAME]

By:
Name:
Title:

HOLDER:

CALLISTO PHARMACEUTICALS, INC.

By:
Name: Gary S. Jacob
Title: CEO